14007982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

2-18

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBVIE SAVINGS PLAN
DECEMBER 31, 2013

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	17

Grant Thornton

Grant Thornton LLP
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Chicago, IL 60604-2687
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Employee Benefit Board of Review
AbbVie Savings Plan

We have audited the accompanying statement of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Savings Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of

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the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 24, 2014

AbbVie Savings Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013
(Dollars in thousands)

Assets	
Cash	$ 1,371
Investments, at fair value	2,975,027
Notes receivable from participants	47,128
Accrued interest and dividend income	389
Due from brokers	1,087
Total assets	3,025,002
Liabilities	
Other payables	86
Due to brokers	1,370
Total liabilities	1,456
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,023,546

The accompanying notes are an integral part of this statement.

AbbVie Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 61,238
Participant	132,978
Total contributions	194,216
Investment income	
Net appreciation in fair value of investments	567,725
Interest and dividends	81,009
Net investment income	648,734
Interest income on notes receivable from participants	1,539
Total additions	844,489
Deductions	
Benefits paid to participants	106,402
Other expenses	91
Total deductions	106,493
Net increase prior to transfer	737,996
Plan transfers in (note A)	2,285,550
NET INCREASE AFTER TRANSFER	3,023,546
Net assets available for benefits	
Beginning of year	-
End of year	$ 3,023,546

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

On January 1, 2013, Abbott Laboratories ("Abbott") separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. ("AbbVie"); the diversified medical products businesses remained with Abbott. Effective January 1, 2013, the Plan was created and assets totaling approximately $2.3 billion were transferred into the Plan from the Abbott Laboratories Stock Retirement Plan for participants who became AbbVie employees after the separation.

In general, United States employees of AbbVie and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Trust ("Trust"). The trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options offered by the Plan.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2013, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2013: AbbVie common shares, AbbVie Short Term Investment Fund, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America, and Washington Mutual Investors Fund), Vanguard Developed Markets Index Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund – Admiral, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund (collective trust), GMO Global Asset Allocation Series Fund and Wellington Mid Cap Growth Fund (collective trust).

The January 1, 2013 separation of Abbott into two publicly traded companies was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the stock in their accounts.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the AbbVie common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2013, forfeitures reduced AbbVie's contributions by approximately $138,000. Approximately $1,000 of forfeitures were available at the end of 2013, to reduce future AbbVie contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, AbbVie common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Collective trust funds - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

AbbVie Short Term Investment Fund investments:

> Fixed income securities - U.S. Government agencies and treasury notes, municipal bonds, corporate bonds and international securities - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following table summarizes the basis used to measure assets at fair value at December 31, 2013 (dollars in thousands):

	Basis of Fair Value Measurement			
2013	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
AbbVie	$ 692,521	$ -	$ -	$ 692,521
Abbott	402,698	-	-	402,698
Hospira	12,823	-	-	12,823
Total common stock	1,108,042	-	-	1,108,042
Mutual funds				
Growth	284,637	-	-	284,637
Blend	767,056	-	-	767,056
Value	295,045	-	-	295,045
Income	173,520	-	-	173,520
Total mutual funds	1,520,258	-	-	1,520,258
Collective trust funds				
Growth (a)	-	44,524	-	44,524
Blend (b)	-	50,750	-	50,750
Total collective trust funds	-	95,274	-	95,274
AbbVie Short Term Investment Fund				
International	-	58,669	-	58,669
U.S. corporate	-	14,550	-	14,550
U.S. municipals	-	4,850	-	4,850
U.S. Government agencies and treasury	-	173,384	-	173,384
Total AbbVie Short Term Investment Fund	-	251,453	-	251,453
Total assets at fair value	$ 2,628,300	$ 346,727	$ -	$ 2,975,027

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The fund invests in small and midsize companies. The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

(b) This fund invests in international securities. The investment objective of this fund is to seek long-term capital appreciation by achieving a return in excess of the S&P Broad Market Global Ex U.S. Index. Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott and Hospira stock. Investment fees for mutual funds, collective trust, and managed accounts are charged against the net assets of the respective fund. AbbVie pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2013 (dollars in thousands):

	2013
AbbVie common shares	$692,521
Abbott common shares	402,698
American Funds EuroPacific Growth Fund, Class R6	173,178
American Funds The Growth Fund of America, Class R6	284,637
Vanguard Extended Market Index Fund	176,941
Vanguard Institutional Index Fund	211,044

A summary of AbbVie common share data as of December 31, 2013 is presented below:

	2013
AbbVie common shares, 13,113,439 shares (dollars in thousands)	$692,521
Market value per share	$52.81

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares	$ 310,038
Mutual funds	235,164
Fixed income	196
Collective trust funds	22,327
	$ 567,725

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in AbbVie common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan has not yet filed a Form 5300 Application for Determination for Employee Benefit Plan with the IRS to request a favorable determination letter confirming that the Plan and related Trust are designed in accordance with applicable sections of the IRC. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events from December 31, 2013 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*AbbVie Inc., common shares				$ 692,521
Abbott Laboratories, common shares				402,698
Hospira, Inc., common shares				12,823
Mutual funds				
American Funds EuroPacific Growth Fund, Class R6				173,178
American Funds The Growth Fund of America, Class R6				284,637
American Funds The Investment Company of America, Class R6				128,181
American Funds Washington Mutual Investors Fund, Class R6				91,345
GMO Global Asset Allocation Series Fund, Class R6				145,359
PIMCO All Asset Fund				72,287
PIMCO Total Return Fund				101,233
Vanguard Developed Markets Index Fund				60,534
Vanguard Extended Market Index Fund				176,941
Vanguard Institutional Index Fund				211,044
Vanguard Mid-Cap Value Index Fund Admiral				75,519
Collective trust funds				
Blackrock International Opportunities Fund				50,750
Wellington Mid Cap Growth Fund				44,524
*Loans to participants, 0.00% to 9.50%				47,128
AbbVie Short Term Investment Fund				
Fixed Income Securities				
Achmea Hypotheekbank NV	Variable	11/3/2014		3,508
Bank Nederlandse Gemeenten	3.125%	1/12/2015		1,285
Bank Nederlandse Gemeenten	1.375%	3/23/2015		3,745
Bank of Nova Scotia	1.850%	1/12/2015		873
Bank of Nova Scotia	Variable	3/27/2014		300
Development Bank of Japan Inc.	Variable	2/25/2015		100
Development Bank of Japan Inc.	Variable	2/23/2015		401
Development Bank of Japan Inc.	Variable	4/17/2015		400
Electricite de France SA	5.500%	1/26/2014		105
Erste Abwicklungsanstalt	Variable	3/13/2015		5,039
Export-Import Bank of Korea	5.875%	1/14/2015		1,997
Federal Farm Credit Bank Consolidated Bond	0.300%	12/24/2014		1,000
Federal Farm Credit Bank Consolidated Bond	Variable	1/19/2016		500
Federal Farm Credit Bank Consolidated Bond	Variable	2/1/2016		54,304
Federal Farm Credit Bank Consolidated Bond	Variable	2/16/2016		13,210
Federal Farm Credit Bank Consolidated Bond	Variable	2/26/2016		74,540
Federal Farm Credit Bank Consolidated Bond	Variable	1/4/2016		2,498
Ford Credit Auto Owner Trust A A2	0.380%	11/15/2015		1,629
General Electric Capital Corp	2.150%	1/9/2015		3,462
Honda Auto Receivables Owner 2 A1	0.240%	5/16/2014		347

AbbVie Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2013
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
AbbVie Short Term Investment Fund - Continued				
Fixed Income Securities - Continued				
HSBC USA Inc.	2.375%	2/13/2015		102
Japan Bank for International	2.875%	2/2/2015		2,052
JPMorgan Chase Bank NA	Variable	7/30/2015		2,301
Kentucky State Asset/Liability Co	0.654%	4/1/2014		200
Kommunalbanken AS	Variable	3/18/2016		7,488
Kommunalbanken AS	Variable	3/10/2014		1,200
Kommunekredit	Variable	4/23/2014		1,001
Kommuninvest I Sverige AB	Variable	4/11/2014		2,901
Korea Development Bank	1.000%	1/22/2016		297
Land Nordrhein-Westfalen	Variable	3/6/2015		2,302
Landwirtschaftliche Rentenbank	2.250%	3/11/2014		2,007
Maine State Health & Hunger Educational	5.000%	7/1/2014		256
Muskegon County Michigan	0.500%	6/1/2014		1,199
Nederlandse Financierings	Variable	3/2/2015		2,321
Nederlandse Waterschapsbank NV	Variable	5/23/2015		2,208
New York, New York	5.000%	10/15/2014		621
New York, New York	2.230%	10/1/2014		911
NIBC Bank NV	2.800%	12/2/2014		2,249
Nordea Eiendomskreditt AS	Variable	4/7/2015		2,993
North Slope Boro Arkansas	4.000%	6/30/2014		407
Novartis Capital Corp	4.125%	2/10/2014		2,108
NRW Bank	Variable	12/1/2014		3,809
Oesterreichische Kontrollbank	1.375%	1/21/2014		901
Orange Turnpike New Jersey	4.000%	12/1/2014		206
Oregon State Department of Administrative Services	0.480%	4/1/2015		846
Orlando Florida Utilities Commission	3.000%	10/1/2014		204
Province of Ontario Canada	4.500%	2/3/2015		1,358
Republic of Korea	5.750%	4/16/2014		1,116
SLM Student Loan Trust 20 7 A2	Variable	1/25/2016		957
State of North Rhine-Westphali	Variable	9/3/2014		3,711
Sweden Government International	1.000%	6/3/2014		502
Swedish Export Credit	Variable	4/29/2016		500
Toyota Motor Credit Corp	Variable	3/10/2015		1,227
U.S. Treasury Note	0.250%	10/31/2015		1,298
U.S. Treasury Note	0.375%	2/15/2016		1,998
U.S. Treasury Note	0.375%	3/15/2016		7,888
U.S. Treasury Note	0.250%	5/31/2015		12,941
U.S. Treasury Note	0.375%	6/30/2015		3,207
University of California	0.392%	5/15/2015		1,193
Yale University	2.900%	10/15/2014		1,224
				$ 3,022,155

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBVIE PUERTO RICO SAVINGS PLAN
DECEMBER 31, 2013 AND 2012

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	16

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
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twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Inc. Employee Benefit Board of Review
AbbVie Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Puerto Rico Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's

Grant Thornton

management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 24, 2014

AbbVie Puerto Rico Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2013	2012
Assets		
Cash	$ 123	$ 450
Investments, at fair value	211,111	240,396
Notes receivable from participants	10,592	19,095
Due from brokers	45	787
Total assets	221,871	260,728
Liabilities		
Due to brokers	122	226
NET ASSETS AVAILABLE FOR BENEFITS	$221,749	$260,502

The accompanying notes are an integral part of these statements.

AbbVie Puerto Rico Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2013
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 3,050
Participant	6,444
Total contributions	9,494
Investment income	
Net appreciation in fair value of investments	46,465
Interest and dividends	4,938
Net investment income	51,403
Interest income on notes receivable from participants	320
Total additions	61,217
Deductions	
Benefits paid to participants	20,051
Other expenses	28
Total deductions	20,079
Net increase prior to transfer	41,138
Plan transfers out (note A)	(79,891)
NET DECREASE AFTER TRANSFER	(38,753)
Net assets available for benefits	
Beginning of year	260,502
End of year	$221,749

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

On January 1, 2013, Abbott Laboratories' ("Abbott") separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. ("AbbVie"); the diversified medical products businesses remained with Abbott. Effective January 1, 2013, the Plan, formerly known as the Abbott Laboratories Stock Retirement Plan (Puerto Rico) was renamed AbbVie Puerto Rico Savings Plan and the plan sponsor was renamed AbbVie Ltd (formerly Abbott Pharmaceuticals PR Ltd.). In addition, effective January 1, 2013, a new Abbott Plan, "Abbott Laboratories Stock Retirement Plan (Puerto Rico)", was created and during 2013 assets totaling approximately $80 million were transferred from the Plan to the new Abbott Laboratories Stock Retirement Plan (Puerto Rico) for the accounts of participants continuing employment with Abbott.

Employees of AbbVie's (formerly Abbott's) selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended. Participant contributions may be invested in any or all of the investment options offered by the Plan.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2013, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

The Plan offered the following investment options in 2013 and 2012: AbbVie common shares, Abbott common shares, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America, and Washington Mutual Investors Fund), Blackrock International Opportunities Fund, GMO Global Asset Allocation Series Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, PIMCO Money Market Fund (Institutional), Vanguard Extended Market Index Fund, Vanguard Institutional Developed Markets Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund – Admiral, and Wellington Mid Cap Growth Fund (collective trust).

The January 1, 2013 separation of Abbott into two publicly traded companies was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the stock in their accounts.

Participants may direct the Custodian to sell all or a portion of the AbbVie common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2013, no forfeitures reduced AbbVie's contributions. No forfeitures were available at the end of 2013 and 2012 to reduce future AbbVie contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made by the 1st of April following the year the participant reaches age 70-1/2. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants - Continued

the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of shares or units held.

Money market mutual fund – Valued at the published net asset value of $1 per unit.

Collective trust fund - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The following tables summarize the basis used to measure assets at fair value at December 31, 2013 and 2012 (dollars in thousands):

	Basis of Fair Value Measurement			
2013	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 51,921	$ -	$ -	$ 51,921
AbbVie	90,761	-	-	90,761
Hospira	1,447	-	-	1,447
Total common stock	144,129	-	-	144,129
Mutual funds				
Growth	8,276	-	-	8,276
Blend	16,000	-	-	16,000
Value	8,282	-	-	8,282
Money market	23,783			23,783
Income	9,221	-	-	9,221
Total mutual funds	65,562	-	-	65,562
Collective trust fund				
Growth (a)	-	1,420	-	1,420
Total assets at fair value	$ 209,691	$ 1,420	$ -	$ 211,111

	Basis of Fair Value Measurement			
2012	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 142,922	$ -	$ -	$ 142,922
Hospira	1,744	-	-	1,744
Total common stock	144,666	-	-	144,666
Mutual funds				
Growth	9,513	-	-	9,513
Blend	23,396	-	-	23,396
Value	10,307	-	-	10,307
Money market	35,763			35,763
Income	15,080	-	-	15,080
Total mutual funds	94,059	-	-	94,059
Collective trust fund				
Growth (a)	-	1,671	-	1,671
Total assets at fair value	$ 238,725	$ 1,671	$ -	$ 240,396

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

(a) The collective trust fund does not have a readily determinable fair value and is valued at its net asset value per share as provided by the fund's administrators. The investment strategy of this investment is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie stock, Abbott stock and Hospira stock. Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2013 and 2012 (dollars in thousands):

	2013	2012
AbbVie common stock	$90,761	$ n/a
Abbott common stock	51,921	142,922
PIMCO Money Market	23,783	35,763

A summary of AbbVie common share data as of December 31, 2013 is presented below:

	2013
AbbVie common shares, 1,718,631 (dollars in thousands)	$90,761
Market value per share	$52.81

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$40,798
Mutual funds	5,236
Collective trust funds	431
	$46,465

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in AbbVie common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

On November 15, 2010, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 and, consequently, is exempt from local income tax. The Plan has been amended since the letter was issued, including amendments to comply with the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended. The Plan's management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2010.

NOTE G – SUBSQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2013 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*AbbVie Inc., common stock		$ 90,761
Abbott Laboratories, common stock		51,921
Hospira, Inc., common stock		1,447
Mutual funds		
American Funds EuroPacific Growth Fund, Class R6		4,588
American Funds Growth Fund of America, Class R6		8,276
American Funds The Investment Company of America Fund, Class R6		3,673
American Funds Washington Mutual Investors Fund, Class R6		2,367
Blackrock International Opportunities Fund		1,532
GMO Global Asset Allocation Series Fund, Class R6		4,042
PIMCO All Asset Fund		4,188
PIMCO Money Market Fund (Institutional)		23,783
PIMCO Total Return Fund		5,033
Vanguard Extended Market Index Fund		2,175
Vanguard Developed Markets Index Fund		841
Vanguard Institutional Index Fund		2,822
Vanguard Mid-Cap Value Index Fund - Admiral		2,242
Collective trust fund		
Wellington Mid Cap Growth Fund		1,420
*Loans to participants, 3.25% to 9.50%		10,592
		$ 221,703

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm – AbbVie Savings Plan.

23.2 Consent of Independent Registered Public Accounting Firm – AbbVie Puerto Rico Savings Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 25, 2013

By: /s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – AbbVie Savings Plan.
23.2	Consent of Independent Registered Public Accounting Firm – AbbVie Puerto Rico Savings Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 24, 2014, with respect to the financial statements and supplemental schedule included in the Annual Report of the AbbVie Savings Plan on Form 11-K for the year then ended December 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statements of AbbVie, Inc.'s previously filed S-8 Registration Statement for the AbbVie Savings Program as follows:

File No.	Effective date
333-185564	December 19, 2012

Grant Thornton LLP

Chicago, Illinois
June 24, 2014

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 24, 2014, with respect to the financial statements and supplemental schedule included in the Annual Report of the AbbVie Puerto Rico Savings Plan on Form 11-K for the year then ended December 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statements of AbbVie, Inc.'s previously filed S-8 Registration Statement for the AbbVie Savings Program as follows:

File No.	Effective date
333-185564	December 19, 2012

Grant Thornton LLP

Chicago, Illinois
June 24, 2014